Date: June 11, 2019

Ronald Alper

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Re:

Pharmagreen Biotech Inc.

Amendment to Registration Statement on Form S-1

Filed June 5, 2019

File No. 333-230413

In response to your letter dated June 6, 2019, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Pharmagreen Biotech Inc. (the “Company”).  Amendment No. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s June 6, 2019 letter in italicized text immediately before our response.

Amendment No. 2 to Registration Statement on Form S-1 Filed June 5, 2019

Plan of Distribution

Underwriters and Agents, page 33

1.

We note your response to comments 2 and 3. We also note the statement on page 33 that "[t]he underwriters may resell the offered securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale" and the statement on page 32 that "any public offering price ... may be changed from time to time." Since you are not currently eligible to sell at market prices or on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation C, please reconcile or advise.

RESPONSE: We have deleted “Any public offering price and“ on page 32.

Transactions With Related Persons, Promoters And Certain Control Persons, page 58

2.

We note your response to prior comment 5. Please revise the disclosure in this section to add disclosure regarding the convertible securities with related parties, including the conversion feature, the terms of conversion, the extent to which the debt has been converted and the beneficial conversion feature referenced on page 49.

RESPONSE: We have revised our disclosure in this section as follows: “On April 4, 2018, $32,485 owed to related parties were converted to Series A convertible notes, which are unsecured, non-interest bearing, and due on April 4, 2023. These notes are convertible in whole or in part, any time until maturity, to common shares of the Company at $0.0001 per share. The outstanding balance remaining at maturity shall bear interest at 12% per annum until fully paid.

The Company evaluated the convertible notes for a beneficial conversion feature in accordance with ASC 470-20 “Debt with Conversion and Other Options”. The Company determined that the conversion price was below the closing stock price on the commitment date, and the convertible notes contained a beneficial conversion feature. The Company recognized the intrinsic value of the embedded beneficial conversion feature of $32,485 as additional paid-in capital and reduced the carrying value of the convertible note to $nil. The carrying value will be accreted over the term of the convertible notes up to their face value of $32,485. During the year ended September 30, 2018, the Company issued a total of 31,745,000 shares of common stock upon the conversion of $3,174 of Series A convertible notes, which included 18,000,000 common shares to the President of the Company and 5,320,000 common shares to family members of the President of the Company. Upon conversion, the Company immediately recognized the related remaining debt discount of $3,112 as accretion expense. As at September 30, 2018, the carrying value of the convertible notes was $693 (2017 - $nil) and had an unamortized discount of $28,618 (2017 - $nil).”

Recent Sales of Unregistered Securities, page II-2

3.

We note your response to comment 7 and we reissue it. Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here. See Item 701(b) and (d) of Regulation S-K.

RESPONSE: We Have revised our disclosure as follows: “The company sold the securities under the exemption from registration afforded by Section 4(2) to the Securities Act of 1933, as amended (the “Securities Act”), on the basis that the securities were offered and sold in a non-public offering to a “sophisticated investor” who had access to registration-type information about the Company.”

Sincerely,

/s/ Peter Wojcik

President